PositiveID Corporation

1690 South Congress Avenue, Suite 201

Delray Beach, Florida 33445

December 30, 2015

VIA EDGAR

Mail Stop 3030

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz

Re: PositiveID Corporation

Preliminary Information Statement on Schedule 14C

Filed November 27, 2015

File No. 001-33297

Dear Ms. Ravitz:

We are in receipt of your comment letter dated December 10, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

1.	Please clarify whether you actually intend to conduct a meeting of your shareholders. We note, for example, that you list in the notice a date, time and location for the “Annual Meeting.” You then disclose on the following page that you will present the five listed matters at the meeting and that the “Majority Stockholders” have indicated they will vote in favor of each action. However, you also indicate that the “Majority Stockholders” have already approved the matters you intend to present and that you are not asking your other shareholders for their proxy.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to clarify that we do intend to conduct a meeting with our shareholders. A marked version of the 14C is attached as Exhibit A to this response letter.

Proposal 3 . . ., page 19

2.	It appears the tables included here and page 20 do not include the Series J Convertible Preferred Stock you agreed to issue at closing and as additional earn-out payments in connection with your agreement to acquire Thermomedics, as disclosed in the Form 8-K filed October 21, 2015. Please revise to disclose this obligation and the material terms of the preferred stock you agreed to issue, such as the conversion rate, voting rights and the date on which conversions may occur. Please also tell us the extent to which Sanomedics will beneficially own your shares after receipt of the initial preferred shares and those that may be received through earn-outs.

RESPONSE: We respectively submit to the Staff that we have revised our disclosure to discuss the obligation and material terms of the preferred stock we have agreed to issue, including the voting rights, conversion rate, and dates upon which conversions may occur. In addition, we have revised our disclosure to reflect the extent to which Sanomedics will beneficially own our shares after receipt of the initial preferred shares and the shares that may be received through earn-outs.

We have also revised the tables listed on pages 19 and 20 in our disclosure accordingly.

3.	Please revise to clarify the reasons for the increase to your authorized shares, in light of the increases you obtained in November 2014 and April 2015. We note, for example, that your disclosures here regarding the reasons for the increase are substantially similar to the reasons for the increases disclosed in November 2014 and April 2015; however, it is unclear from your current disclosure why the prior increases were insufficient.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to clarify the reason for the increase in our authorized shares in light of the increase we obtained in November 2014 and April 2015.

The Company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Positive ID Corporation.

By: /s/ William J. Caragol

Name: William J. Caragol

Title: Chief Executive Officer and

Acting Chief Financial Officer